HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

__________	harttrinen@aol.com
(303) 839-0061	Fax: (303) 839-5414

June 15, 2023

Jeanne Baker

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Flexible Solutions International, Inc.
Form 10-K filed on March 31, 2023

This office represents Flexible Solutions International, Inc. (the “Company”). The following is the Company’s response to the comment received from the staff by letter dated June 12, 2023.

The Company will include the following in the footnote regarding Equity Method Investment beginning with the Company’s 10-Q report for the period ended June 30, 2023.

“In the event that the Company has intra-entity profits with its investees, these profits are eliminated as if the investee was consolidated based on the percentage ownership of the investee. This profit remains eliminated until realized by the investee, being the time that the related assets no longer remain on the books of the investee. The Company does not recognize any intra-entity profit until the investee has sold such inventory.”

If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart